David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

December 27, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re: Your Internet Defender Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 11, 2011 and November 29, 2011
File No. 333-176581

Dear Ms. Ransom:

Your Internet Defender Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to its registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated December 27, 2011, with reference to Amendment No. 2 to the Company's registration statement on Form S-1 filed with the Commission on November 29, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.	Please include the registration statement file number on the cover page of the registration statement.

Response:  The Amended Registration Statement has been revised to include the file number on the cover page of the registration statement.

2.
We note your response to comment 1 in our letter dated November 1, 2011; however, you have not provided any analysis why you believe that the transaction is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(l)(i). The shares being offered represent 82% of all your outstanding shares and all of the shares owned by shareholders other than Lisa Grossman, Gabriel Solomon and Punim Chadoshos, LLC.

In addition, the shares were recently issued in a private placement held from July 2011 through August 2011. Therefore, please revise to provide that all offers and sales will be made at a fixed price for the duration of the offering and delete the language referring to sales at prevailing market prices after the securities are quoted on the OTC Bulletin Board. Alternatively, please reduce the size of the offering.

Response: In accordance with the comments of the Commission,  the Amended Registration Statement has been revised to provide that all offers and sales will be made at a fixed price for the duration of the offering. The language referring to sales at prevailing market prices has been deleted from the facing page, the first page of the prospectus, the "Determination of the Offering Price" and the "Plan of Distribution".

Certain Relationships and Related Transactions, page 39

3.
We note your response to comment 9 in our letter dated November 1, 2011; however, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds the lesser of $120,000 or 1% of the average of the company's total assets at year end for the last two completed fiscal years. Since your date of inception is May 4, 2011 and your total assets at September 30, 2011 amount to $104,984, please provide the related party transaction disclosure required for the two shareholders who contributed services having a fair value of $4,200. Furthermore, if these shareholders are directors, there is no disclosure under "Compensation of Directors" regarding these "ordinary services."

Response:  The related party disclosure as well as the "Compensation of Directors" has been amended to include the disclosure regarding the fair value of the services provided by the Company's two directors.

Please address any further questions or comments to the undersigned at the above-referenced telephone and facsimile numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Lisa Grossman